ACORDA THERAPEUTICS, INC.

420 SAW MILL RIVER ROAD

ARDSLEY, NY 10502

July 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:Acorda Therapeutics, Inc.

Registration Statement on Form S-3

Filed June 29, 2020

File No. 333-239519

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Acorda Therapeutics, Inc. hereby requests that the effective date for above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Monday, July 6, 2020, or as soon as practicable thereafter.

Please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker when this request for acceleration has been granted.

Respectfully,

Acorda Therapeutics, Inc.

By: /s/ Andrew Mayer

Name: Andrew Mayer

Title:  Deputy General Counsel and Corporate Secretary

cc: Matthew C. Franker Covington & Burling LLP